NOTES ï DEPOSITS ï CERTIFICATES

Principal Protected Notes	2% Minimum Coupon Principal Protected Notes Based Upon the Price of Gold Due , 2015

Citigroup Funding Inc.
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
Medium-Term Notes, Series D

OFFERING SUMMARY
(Related to the Pricing Supplement No. 2010-MTNDD485 Subject to Completion, Dated February 2, 2010, Prospectus Supplement, Dated February 18, 2009 and Prospectus, Dated February 18, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

February 2, 2010

          2  ï  Principal Protected Notes

Principal Protected Notes

2% Minimum Coupon Principal Protected Notes

Based Upon the Price of Gold Due          , 2015

This offering summary contains a summary of the terms and conditions of the 2% Minimum Coupon Principal Protected Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering for important additional information.

You may access the pricing supplement relating to this offering by reviewing our filings for February 3, 2010 on the SEC Web site at www.sec.gov and the prospectus supplement and prospectus on the SEC Web site as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

■	Prospectus Supplement filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

■	Prospectus filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

Capitalized terms used in this summary are defined in the section “Preliminary Terms” below.

Overview of the Notes

The 2% Minimum Coupon Principal Protected Notes Based Upon the Price of Gold (the “Notes”) are commodity-linked investments offered by Citigroup Funding Inc. and have a maturity of approximately five years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and will pay a coupon per Coupon Period at a variable rate which will depend upon the Closing Price of gold on every Business Day in each Coupon Period but will not be less than 2% per Coupon Period. The term of each Coupon Period will be approximately one year.

For each Coupon Period, if the Closing Price of gold on every Business Day during such Coupon Period does not exceed the related Starting Price by more than 14% to 18% (to be determined on the Pricing Date) and the percentage change in the Closing Price of gold from the first Business Day of the related Coupon Period through the last Business Day of the Coupon Period (the “Gold Percentage Change”) is greater than 2%, the Coupon Amount you receive on the related Coupon Payment Date for each $10 Note you hold at the close of business on one Business Day preceding the related Coupon Payment Date (the “Coupon Payment Record Date”) will be an amount based on the Gold Percentage Change and will not be greater than $1.40 to $1.80 (14% to 18% of $10 principal amount per Note) (to be determined on the Pricing Date). If the Closing Price of gold on any Business Day during such Coupon Period exceeds the related Starting Price by more than 14% to 18% (to be determined on the Pricing Date) or if the Gold Percentage Change is less than or equal to 2%, on the related Coupon Payment Date you will receive $0.20 (2% of $10 principal amount per Note) for each Note you hold at the close of business on the related Coupon Payment Record Date.

Some key characteristics of the Notes include:

■	Principal Protection. Your initial investment is 100% principal protected, subject to the credit risk of Citigroup Inc., only if you hold your Notes to maturity. Notes sold in the secondary market prior to maturity are not principal protected. If you hold your Notes to maturity, you will receive at maturity an amount in cash equal to your initial investment plus the last Coupon Amount.

■	Periodic Income. A Coupon Amount is payable on February , 2011; February , 2012; February , 2013; February , 2014; and on the Maturity Date (each a “Coupon Payment Date”). The Coupon Amount payable on each Coupon Payment Date will depend upon the Closing Price of gold during the related Coupon Period, will be based on the Gold Percentage Change during such Coupon Period and will not be less than $0.20 (2% of $10 principal amount per Note) per Note nor be greater than $1.40

Principal Protected Notes  ï  3

to $1.80 (14% to 18% of $10 principal amount per Note) per Note (to be determined on the Pricing Date). Thus, for each $10 principal amount Note held at the close of business on the related Coupon Payment Record Date, you will receive on each Coupon Payment Date either:

(i)	an amount equal to the product of (a) $10 and (b) the Gold Percentage Change, if (x) the Closing Price of gold on every Business Day during the related Coupon Period is less than or equal to 114% to 118% (to be determined on the Pricing Date) of the applicable Starting Price and (y) the Gold Percentage Change is greater than 2%; or

(ii)	an amount equal to $0.20 (2% of $10 principal amount per Note), in all other cases.

The total return on the Notes may be lower than that of a conventional fixed-rate debt security of Citigroup Funding of comparable maturity and can be as little as 10% for the approximately five year term of the Notes (on a simple-interest basis) if, during each Coupon Period, the Closing Price of gold exceeds the related Starting Price by more than 14% to 18% (to be determined on the Pricing Date) on any Business Day or the Gold Percentage Change for such Coupon Period is less than or equal to 2%.

■	Limited Participation in Potential Change in Price of Gold. The Notes allow investors to participate in only a portion of the growth potential of the price of gold, up to an increase of 14% to 18% (to be determined on the Pricing Date) from the related Starting Price during each Coupon Period. Additionally, if the Closing Price of gold on any Business Day during a Coupon Period exceeds the related Starting Price by more than 14% to 18% (to be determined on the Pricing Date), then instead of participating in the potential appreciation of gold, the Coupon Amount payable on the Notes, for the applicable Coupon Period, will be limited to $0.20 (2% of $10 principal amount per Note) per Note.

The Notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality. All payments on the Notes are subject to the credit risk of Citigroup Inc.

An investment in the Notes involves significant risks.  You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” in the pricing supplement related to this offering for a description of the risks.

          4  ï  Principal Protected Notes

Types of Investors

These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to the price of gold on a principal-protected basis who expect that the Closing Price of gold on every Business Day during each Coupon Period will not exceed the related Starting Price by more than 14% to 18% (to be determined on the Pricing Date);

■	Investors who are willing to earn a fixed return equal to $0.20 (2% of $10 principal amount per Note) per

Note, if the Closing Price of gold on any Business Day during each Coupon Period exceeds the related Starting Price by more than 14% to 18% (to be determined on the Pricing Date) or if the Gold Percentage Change is less than or equal to 2%;

■	Investors who seek to add a commodity-linked investment to their portfolio to diversify their underlying asset class exposure since an investment in the Notes may outperform fixed-income securities in a moderate commodities market environment.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.300 for each $10.000 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.300 from this underwriting fee for each Note they sell. Citigroup

Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a fixed sales commission of $0.300 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Note declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the pricing supplement related to this offering for more information.

Principal Protected Notes  ï  5

Preliminary Terms

Security:	2% Minimum Coupon Principal Protected Notes Based Upon the Price of Gold Due , 2015.

Issuer:	Citigroup Funding Inc.

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.

Principal Protection:	100% if held on the Maturity Date, subject to the credit risk of Citigroup Inc.

Pricing Date:	February , 2010.

Issue Date:	Three Business Days after the Pricing Date.

Business Day:
A Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York and London are authorized or obligated by law or executive order to close.

Final Valuation Date:	Five Business Days before the Maturity Date.

Maturity Date:	Approximately five years after the Issue Date.

Issue Price:	$10 per Note.

Maturity Payment:	For each $10 Note, $10 plus the last Coupon Amount.

Coupon Amount:	For each $10 Note:

(i) an amount equal to the product of (a) $10 and (b) the Gold Percentage Change, if the Closing Price of gold on every Business Day during the related Coupon Period is less than or equal to 114% to 118% (to be determined on the Pricing Date) of the applicable Starting Price and if the Gold Percentage Change is greater than 2%; or

(ii) an amount equal to $0.20 (2% of $10 principal amount per Note), in all other cases.

Gold Percentage Change:
The Gold Percentage Change for each Coupon Period will equal the percentage change in the Closing Price of gold from the first Business Day of the related Coupon Period through the last Business Day of the Coupon Period, expressed as a percentage:

Ending Price − Starting Price Starting Price

Starting Price:
The price of a troy ounce of gold, stated in U.S. dollars, on the first Business Day of the applicable Coupon Period, as set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice-daily price of gold fix which starts at 3:00 p.m. London, England time (the “London PM Fix”), as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page.

Ending Price:	The London PM Fix of a troy ounce of gold on the last Business Day of the applicable Coupon Period, as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page.

Closing Price:
The Closing Price for each Business Day will equal the London PM Fix of a troy ounce of gold on such Business Day, as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page.

Coupon Periods:
The first Coupon Period begins at the close of trading on the Pricing Date and ends at the close of trading on February , 2011. The second Coupon Period begins at the close of trading on February , 2011 and ends at the close of trading on February , 2012. The third Coupon Period begins at the close of trading on February , 2012 and ends at the close of trading on February , 2013. The fourth Coupon Period begins at the close of trading on February , 2013 and ends at the close of trading on February , 2014. The last Coupon Period begins at the close of trading on February , 2014, and ends at the close of trading on the Final Valuation Date.

Coupon Payment Dates:	Five Business Days after the last Business Day of the applicable Coupon Period.

Coupon Payment Record Dates:	One Business Day preceding the applicable Coupon Payment Dates.

Listing:	We will not apply to list the Notes on any exchange.

Underwriting Discount:	3.00% (including the 3.00% Sales Commission defined below).

Sales Commission Earned:	$0.300 per Note for each Note sold by a Citigroup Global Markets Financial Advisor.

          6  ï  Principal Protected Notes

Sales Concession Granted:
Not to exceed $0.300 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.

Calculation Agent:	Citibank, N.A.

CUSIP:	17314V627

Principal Protected Notes  ï  7

Benefits of the Notes

■	Periodic Income. The Notes will provide investors with a minimum Coupon Amount of at least $0.20 (2% of $10 principal amount per Note) per Note per Coupon Period, and the Coupon Amount payable at the end of each Coupon Period will exceed $0.20 (2% of $10 principal amount per Note) if the Closing Price of gold on every Business Day during such Coupon Period does not exceed the related Starting Price by more than 14% to 18% (to be determined on the Pricing Date) and the Gold Percentage Change is greater than 2%, but cannot exceed $1.14 to $1.80 (14% to 18% of $10 principal amount per Note) per Note per Coupon Period (to be determined on the Pricing Date).

■	Principal Preservation. If you hold your Notes to maturity, at maturity you will receive at least your initial investment in the Notes plus the last Coupon Amount, subject to the credit risk of Citigroup Inc., regardless of the Closing Price of gold at any time, including the Ending Price during any Coupon Period.

■	Diversification Potential. The Notes are linked to the price of gold and may allow you to diversify an existing portfolio mix of deposits, stocks, bonds, mutual funds and cash.

Key Risk Factors

■	The Return on Your Notes May Be As Little As 2% Per Coupon Period. The Coupon Amount payable on each Coupon Payment Date will depend upon the Closing Price of gold during the applicable Coupon Period, will be based on the Gold Percentage Change during such Coupon Period and will not be less than $0.20 (2% of $10 principal amount per Note) per Note nor be greater than $1.40 to $1.80 (14% to 18% of $10 principal amount per Note) per Note (to be determined on the Pricing Date). If (i) the Closing Price of gold on any Business Day during the Coupon Period exceeds the related Starting Price by more than 14% to 18% (to be determined on the Pricing Date), or (ii) the Gold Percentage Change is less than or equal to 2%, then on the related Coupon Payment Date you will receive $0.20 (2% of $10 principal amount per Note) for each Note you hold at the close of business on the related Coupon Payment Record Date. Because of the possibility of a return of 2% per Coupon Period, the Notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the price of gold.

■	Appreciation May Be Limited. The Notes allow investors to participate in only a portion of the growth potential of the price of gold, up to an increase of 14% to 18% (to be determined on the Pricing Date) from the related Starting Prices during each Coupon Period. Additionally, if the Closing Price of gold on any Business Day during a Coupon Period exceeds the related Starting Price by more than 14% to 18% (to be determined on the Pricing Date), then instead of participating in the potential appreciation of the price of gold, the return on the Notes, for the applicable Coupon Period, will be limited to the minimum Coupon Amount of $0.20 (2% of $10 principal amount per Note) per Note.

■	The Prices of Gold Are Highly Volatile and Affected by Many Complex Factors. Prices of gold are highly volatile and are affected by numerous factors. These include economic factors, including, among other things, the structure of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors on the price of gold. If these factors result in a decrease in prices of gold, it may reduce the Coupon Amount payable on the related Coupon Payment Date and/or the value of the notes in the secondary market.

■	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes, and any actual or anticipated

          8  ï  Principal Protected Notes

changes to its credit ratings and credit spreads may adversely affect the market value of the Notes.

■	Potential for a Lower Comparable Yield. The Coupon Amount payable for each Coupon Period, which can be as little as $0.20 (2% of $10 principal amount per Note) per Note, will depend on the Closing Prices of gold during such Coupon Period and will be based on the Gold Percentage Change. As a result, the yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Relationship to the Publishers of the Price of Gold. You will have no rights against the publishers of the price of gold, even though the amount you receive on a coupon payment date will depend upon the daily Closing Price and the applicable ending price of gold. The publishers of the price of gold are not in any way involved in this offering and have no obligations relating to the Notes or the holders of the Notes.

■	Exchange Listing and Secondary Market. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets Inc. intends to make a secondary market in the Notes, it is not obligated to do so.

■	The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the price of gold, interest rates, disruptions in futures contracts trading, other economic conditions, the inclusion of commissions and projected profit from hedging in the public offering price of the Notes and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than your initial investment if you sell your Notes.

■	Fees and Conflicts. Citibank N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading in gold or in other instruments, such as options, swaps or futures, based upon the price of gold, by one or more of its affiliates and may receive a profit from these activities, even if the value of the Notes declines. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

Description of the London PM Fix of the Price of Gold

The Coupon Amount payable on each Coupon Payment Date will be determined by reference to the price of a troy ounce of gold generally known as the London PM Fix. The London PM Fix of price of gold is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice-daily price of gold fix, which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The price of gold is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of February 2, 2010, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia — Scotia Mocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking, and Barclays Capital.

Principal Protected Notes  ï  9

Historical Data on the Price of Gold

Monthly High and Low Closing Prices

The following table sets forth the high and low Closing Prices of gold for each month in the period from January 2005 through February 2010. These historical data on the price of gold are not necessarily indicative of the future performance of the price of gold or what the market value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the Notes.

	2005		2006		2007		2008		2009		2010
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	427.75	420.00	568.75	524.75	651.75	608.40	924.50	846.75	919.50	810.00	1153.00	1078.50
February	435.45	411.10	572.15	538.75	685.75	645.70	971.50	887.50	989.00	895.00	1086.50*	1086.50*
March	443.70	425.15	584.00	535.00	670.40	636.75	1011.25	925.75	956.50	893.25
April	437.00	423.45	644.00	586.50	691.40	658.25	946.00	871.00	924.50	870.25
May	429.15	414.45	725.00	642.25	688.80	652.65	927.50	853.00	975.50	884.50
June	440.55	415.35	641.80	567.00	671.50	642.10	930.25	862.25	981.75	919.25
July	432.60	418.35	663.25	605.70	684.30	648.75	986.00	897.50	955.00	908.50
August	447.25	430.65	654.40	613.40	675.50	657.50	912.50	786.50	964.00	932.75
September	473.25	439.60	637.75	573.60	743.00	672.00	905.00	740.75	1018.50	955.00
October	475.50	462.85	608.50	560.75	789.50	725.50	903.50	712.50	1061.75	1003.50
November	496.00	456.50	646.70	614.10	841.10	778.85	822.50	713.50	1182.75	1061.00
December	536.50	489.00	648.75	614.00	833.75	784.25	880.25	749.00	1212.50	1084.00

*	Through February 1, 2010.

The London PM Fix of a troy ounce of gold on February 1, 2010, as reported on Reuters page “GOFO,” was $1086.50.

          10  ï  Principal Protected Notes

Historical Graph

The following graph illustrates the historical performance of the prices of a troy ounce of gold based on London PM Fix thereof, as reported by Reuters, on each Business Day from January 3, 2005 through February 1, 2010. Past movements of the price of gold are not indicative of future prices of gold. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the Notes.

Daily Closing Values of Gold

Additional information on the price of gold is included in the pricing supplement related to this offering under “Description of the London PM Fix of the Price of Gold.” All such disclosures in the pricing supplement and the information regarding the London PM Fix of Price of Gold provided in this offering summary are derived from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information.

Principal Protected Notes  ï  11

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof. The London Gold Market Fixing Ltd. makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the London price of gold fixings to track general market performance of price of gold. The London Gold Market Fixing Ltd. has no relationship to Citigroup Funding and its affiliates, and London price of gold fixings are determined without regard to Citigroup Funding, its affiliates or the holders of the Notes. The

London Gold Market Fixing Ltd. has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining London price of gold fixings. The London Gold Market Fixing Ltd. is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are initially to be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The London Gold Market Fixing Ltd. has no obligation or liability in connection with the administration, marketing or trading of the Notes.

Hypothetical Coupon Amounts

The Coupon Amount payable for each Coupon Period, which can be as little as $0.20 (2% of $10 principal amount per Note) per Note, will depend on the Closing Prices of gold on every Business Day during such Coupon Period and will be based on the Gold Percentage Change.

Because the Closing Price of gold may be subject to significant variations during each Coupon Period, it is not possible to present a chart or table illustrating a complete range of possible Coupon Amounts. The examples of hypothetical Coupon Amounts set forth below are intended to illustrate the effect of different Ending Prices of gold on the return of the Notes for each Coupon Period, which depends on whether there has been a Closing Price of gold on any Business Day during such Coupon Period greater than 116.00% of the related Starting Price and on the Gold Percentage Change. All of the hypothetical examples assume an investment in the Notes of $10, that the applicable Starting Price is 1,100.00, that the threshold for determining whether holders will receive a return based on the Gold Percentage Change or the fixed return of 2% is 116.00% of the applicable Starting Price, that 116.00% of the applicable Starting Price is 1,276.00, that the term of the Coupon Period is one year and that an investment is made on the initial Issue Date and held to the Coupon Payment Date.

As demonstrated by the examples below, if the hypothetical Closing Price of gold on every Business Day during each Coupon Period is less than or equal to 1,276.00 and the hypothetical Index Percentage Change is greater than 2%, the return for such Coupon Period will be equal to the Gold Percentage Change and the Coupon Amount will be greater than $0.20 (2% of $10 principal amount per Note) per Note. If, however, the hypothetical Closing Price of gold on any Business Day during any Coupon Period is greater than 1,276.00 or the hypothetical Index Percentage Change is less than or equal to 2%, the Coupon Amount for such Coupon Period will be equal to $0.20 (2% of $10 principal amount per Note) per Note, regardless of whether the hypothetical applicable Ending Price is greater than or less than the hypothetical applicable Starting Price. The hypothetical return for each Coupon Period provided in the examples is only relevant to such Coupon Period. A hypothetical return for one Coupon Period is no indication of such return for a subsequent Coupon Period.

          12  ï  Principal Protected Notes

			Hypothetical Coupon
Hypothetical	Hypothetical		Amount Payable
Starting	Ending Price	Hypothetical	No Closing Price	A Closing Price
Price of Gold	of Gold for	Gold Percentage	Above	Above
for Coupon Period	Coupon Period	Change	Upside Threshold	Upside Threshold
1,100.00	495.00	−55.00%	2.0%	2.0%

1,100.00	550.00	−50.00%	2.0%	2.0%

1,100.00	605.00	−45.00%	2.0%	2.0%

1,100.00	660.00	−40.00%	2.0%	2.0%

1,100.00	715.00	−35.00%	2.0%	2.0%

1,100.00	770.00	−30.00%	2.0%	2.0%

1,100.00	825.00	−25.00%	2.0%	2.0%

1,100.00	880.00	−20.00%	2.0%	2.0%

1,100.00	935.00	−15.00%	2.0%	2.0%

1,100.00	990.00	−10.00%	2.0%	2.0%

1,100.00	1,045.00	−5.00%	2.0%	2.0%

1,100.00	1,100.00	0.00%	2.0%	2.0%

1,100.00	1,122.00	2.00%	2.0%	2.0%

1,100.00	1,155.00	5.00%	5.0%	2.0%

1,100.00	1,210.00	10.00%	10.0%	2.0%

1,100.00	1,276.00	16.00%	16.0%	2.0%

1,100.00	1,320.00	20.00%	NA	2.0%

1,100.00	1,375.00	25.00%	NA	2.0%

1,100.00	1,430.00	30.00%	NA	2.0%

1,100.00	1,485.00	35.00%	NA	2.0%

1,100.00	1,540.00	40.00%	NA	2.0%

1,100.00	1,595.00	45.00%	NA	2.0%

1,100.00	1,650.00	50.00%	NA	2.0%

1,100.00	1,705.00	55.00%	NA	2.0%

The examples are for purposes of illustration only. The actual Coupon Amount for each Coupon Period will depend on the actual Closing Prices, the actual applicable Starting Price, the actual applicable Ending Price and the actual threshold for determining whether holders will receive a return based on the Gold Percentage Change or the fixed return of 2% and other relevant parameters.

Principal Protected Notes  ï  13

Hypothetical Total Return on the Notes

The total return on the Notes will depend on the Coupon Amount for each of the five Coupon Periods during the term of the Notes. Each Coupon Amount payable for each Coupon Period, which can be as little as $0.20 (2% of $10 principal amount per Note) per Note, will depend on the Closing Price of gold on every Business Day during such Coupon Period and will be based on the Gold Percentage Change. Because the Closing Price of gold may be subject to significant variations during each Coupon Period, it is not possible to present graphs illustrating a complete range of possible total returns on the Notes. The example of a hypothetical total return on the Notes set forth below is intended to illustrate the effect of different Coupon

Amounts on the total return on the Notes, which each depends on whether there has been a Closing Price of gold on any Business Day during each Coupon Period greater than 116.00% of the applicable Starting Price and on the Gold Percentage Change. All of the hypothetical examples below assume an investment in the Notes of $10; that the threshold for determining whether holders will receive a return based on the Gold Percentage Change during each Coupon Period or the fixed return is 116.00% of the applicable Starting Price during such Coupon Period; that the term of the Notes is five years and that an investment is made on the initial Issue Date and held to the Maturity Date.

Hypothetical Coupon Period 1: During the first Coupon Period, the Closing Price of gold on every Business Day during such Coupon Period is less than or equal to 116.00% of the applicable Starting Price, and the Gold Percentage Change is less than 2%.

■	Starting Price: 1100.00

■	Ending Price: 990.00

■	Gold Percentage Change: −10.00%

■	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 2: During the second Coupon Period, the Closing Price of gold on every Business Day during such Coupon Period is less than or equal to 116.00% of the applicable Starting Price, and the Gold Percentage Change is greater than 2%.

■	Starting Price: 990.00

■	Ending Price: 1128.60

■	Gold Percentage Change: 14.00%

■	Coupon Amount: $1.40 (14% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 3: During the third Coupon Period, the Closing Price of gold on any Business Day during such Coupon Period is greater than 116.00% of the applicable Starting Price, and the Gold Percentage Change is greater than 2%.

■	Starting Price: 1128.60

■	Ending Price: 1410.75

■	Gold Percentage Change: 25.00%

■	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 4: During the fourth Coupon Period, the Closing Price of gold on any Business Day during such Coupon Period is greater than 116.00% of the applicable Starting Price, and the Gold Percentage Change is less than 2%.

■	Starting Price: 1410.75

■	Ending Price: 1340.21

          14  ï  Principal Protected Notes

■	Gold Percentage Change: −5.00%

■	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 5: During the last Coupon Period, the Closing Price of gold on every Business Day during such Coupon Period is less than or equal to 116.00% of the applicable Starting Price, and the Gold Percentage Change is less than 2%.

■	Starting Price: 1340.21

■	Ending Price: 1353.61

■	Gold Percentage Change: 1.00%

■	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Total Return on Gold: 23.06%

Total Return on the Notes: 22.00% on a simple interest basis

The examples are for purposes of illustration only. The actual total return on the Notes, if any, will depend on the actual Coupon Amount payable on each Coupon Payment Date.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

■	Amounts received as coupons on the Notes will be taxable to a U.S. holder as ordinary interest at the time such payments are accrued or received.

■	Any gain or loss upon the sale or disposition of the Notes will be capital gain or loss equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in such Note. Such gain or loss will be long-term capital gain or loss if the holder has held the Note for more than one year at the time of disposition.

■	In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS Form W-8BEN or substitute form), and such payments or gain are not effectively connected with a U.S. trade or business of such holder, and such gain is not realized by an individual that is present in the United States for 183 days or more in the taxable year of the sale or disposition.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States should not be subject to U.S. federal estate taxes.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by

Principal Protected Notes  ï  15

any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of

Citigroup Global Markets or a family member and the
employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the Ending Price of gold is not reported on Reuters Page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>” or any successor page thereto on any date of determination, the Calculation Agent may determine the Ending Price in accordance with the procedures set forth in the pricing supplement related to this offering. You should refer to the section “Description of the Notes — Coupon Amount” in the related pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in

Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or the affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

The Notes have not been passed on by the London Gold Market Fixing Ltd. or by any member thereof. The notes are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof and neither makes any warranties or bears any liability with respect to the notes.

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and certificates. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2010 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its subsidiaries and are used and registered throughout the world.